SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SYNREAL SERVICES CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   87162D 10 2
                                  (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 4, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Brian  Chelin     N/A
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                   [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canada
--------------------------------------------------------------------------------
                         |7|  SOLE  VOTING  POWER
NUMBER  OF                    None
SHARES
BENEFICIALLY             |8|  SHARED  VOTING  POWER
OWNED  BY  EACH               N/A
REPORTING
PERSON  WITH             |9|  SOLE  DISPOSITIVE  POWER
                              None
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         None
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         0%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

Schedule 13D relates to the Common Stock of Synreal Services Corp. The principal executive offices of Synreal Services Corp. are located at 308 West Erie, Floor 2, Chicago, Illinois 60610.

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ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Brian Chelin. Mr. Chelin's business address is 600-890 West Pender Street, Vancouver, British Columbia, Canada V6C 1J9. Mr. Chelin was the former Chief Executive Officer and a former Director of Synreal Services Corp. Mr. Chelin is currently an asset manager.

(d)-(e) During the last five years, Mr. Chelin: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Chelin  is  a  citizen  of  Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a)     None

(b)     None

(c) Brian Chelin sold 500,000 shares to Frank Goldstin pursuant to a Stock Purchase Agreement dated December 4, 2003, which has been filed as an exhibit to the Schedule 13D filed by Frank Goldstin on December 8, 2003. Mr. Goldstin acquired the shares of Common Stock from Brian Chelin for an aggregate amount of $112,500 (or $0.225 per share). Mr. Goldstin subsequently transferred 68,000 shares to LSC Associates, LLC and 12,000 shares to JJK and Associates.

(d)     None

(e) Mr. Chelin ceased to be the beneficial owner of more than 5% of the Common Stock of Synreal Services Corp. on December 4, 2003

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

     Exhibit 1(1) Stock Purchase Agreement dated December 4, 2003, between Brian Chelin and Frank Goldstin.

     Exhibit 2(2) Exchange Agreement dated December 4, 2003, between Synreal Services Corp. and G/M Productions, Inc.

(1) Filed as an exhibit to the Schedule 13D filed by Frank Goldstin on December 8, 2003.

(2)  Filed  as  an  exhibit  to  our  Form  8-K  filed  on  December  8,  2003.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December  8,  2003               By:  /s/  Brian  Chelin
                                            --------------------
                                            Brian  Chelin

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